

Mail Stop 3561

October 16, 2015

Donna Rayburn
President
Markham Woods Press Publishing Co., Inc.
1756 Saddleback Ridge Rd.
Apopka, FL 32703

> **Re: Markham Woods Press Publishing Co., Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2015**
> **File No. 333-206079**

Dear Ms. Rayburn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comment in our August 31, 2015 letter.

General

1. We note your response to our prior comment 4 and reissue in part. Please revise to consistently describe your proposed business and the nature of your operations. For example on page 9, you reference "the business of niche of job search service online magazine websites," but elsewhere you describe your business an online magazine that "is to be a platform for small cap companies to tell their story to potential investors."

2. We note the Crowdfunding section on your website located at http://opportunistmagazine.com/crowdfunding/. Please tell us what you intend to publish in this section of your website and, to the extent you intend to include offers for

securities, please describe what involvement you plan to have with the offering and sale of securities.

Risk Factors, page 6

Our insiders beneficially own 100% of our issued and outstanding stock, page 11

3. We note your revised disclosure on page 11 that Donna Rayburn "own[s] 100,000 shares of [your] common stock in the aggregate, or 100% of [your] issued and outstanding common stock," your disclosure on page 2 that you have 30,000,100 shares of common stock issued and outstanding and your disclosure on page 16 that you have issued 100 shares of your common stock since inception. Please revise for consistency.

All proceeds from the sale of shares offered by the company will be immediately, page 12

4. Please clarify here that this offer is intended to be an all or nothing offering and therefore the proceeds of the offering will not be available for use by the company until the all of the shares being offered have been sold.

Description of Our Business, page 17

5. We note your response to our prior comment 8. Please revise the disclosure in this section and throughout to describe your business as it exists today. For example, clarify whether you currently sell advertising space on your online magazine, whether you provide a newsletter to subscribers, whether you have editors, and whether your magazine has fifteen featured company or executive profiles in each issue that have been approved by each company and whether you currently have subscribers to your magazine. Please identify which aspects of your business operations are anticipatory, and, for such anticipatory operations, including participation in affiliate programs, discuss the estimated timelines and costs of reaching your business goals.

Management, page 19

Management Team -- Business Experience, page 19

6. We note your response to our prior comment 11 that you have added disclosure regarding Donna Rayburn's business experience for the past five years and her term of office as a director and executive officer. However, it does not appear that you have added such disclosure. Please revise accordingly.

Certain Relationships and Related Transactions, page 21

7. We note your revised disclosure on page 21 in response to our prior comment 12. Please identify the related parties pursuant to Item 404 of Regulation S-K.

Principal Shareholder, page 21

8. Please update the information regarding the beneficial ownership of your common stock as of the most recent date practicable.

Description of Securities, page 24

9. We note your response to our prior comment 13 that you have attached your amended Articles of Incorporation to the registration statement. However, it does not appear that you have included this document. Please file your amended Articles of Incorporation with your next amendment.

Shares Eligible for Future Sale, page 25

Rule 144, page 25

10. Please revise to clarify here that you are a shell company.

You may Amy Geddes contact at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Harold P. Gewerter, Esq.
         Gewerter & Dowling